August 27, 2009

Ms. Kathleen Collins
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Statmon Technologies Corp
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Ended April 30, 2008 - Filed April 10, 2009
Forms 10-Q/A for the Quarters Ended June 30, 2008 and September 30, 2008 - Filed April 9, 2009
Form 10-Q for the Quarter Ended December 31, 2008 Filed March 23, 2009
File No. 000-09751

Dear Ms. Collins:

We have reviewed your August 10, 2009 comment letter (the “Comment Letter”) regarding the above-referenced filings of Statmon Technologies Corp. (the “Registrant”). For your convenience, we have provided our responses below in a question and answer format.  Your original comment is provided below in bold text, followed by our response.

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Forms 10-Q/A for the Quarters Ended June 30, 2008 and September 30, 2008 and Form 10-Q for the Quarter Ended December 31, 2008

Item 8A(T) and Item 4. respectively. Evaluation of Disclosure Controls and Procedures

1.
We note your response to our prior comment 1 and the revised disclosures that you intend to include in your Forms 10-Q/A and Form 10-K/A when filed.  Please make the following revisions to such disclosures:

•
Indicate why the Company’s disclosure controls and procedures were not effective at each quarter end.  In this regard, revise the last sentence in the first paragraph under Item 4 to state “Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this report [ due to a material weakness identified by management relating to the lack of sufficient accounting resources].”

•
Revise the second paragraph of your Item 8A(T) disclosures to state “As of March 31, 2008, we carried out an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures [ as such term is defined in Rules 13a-15e promulgated under the Exchange Act].”

In response to the Staff’s comment, we are have added the requested language to Item 8A(T) and Item 4 disclosures.

2.
Once you have made the above revisions, please file your March 31, 2008 Form 10-K/A and your Forms 10-Q/A for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008.  Please be careful to include the following in your amended documents:

•
Where you indicate that there were no changes to the internal controls during the quarter ended [insert date] that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting, please ensure that you reference the correct quarter-end date in each amended document.

•
Please ensure that you include the proposed revised certifications as provided in your response letter dated July 6, 2009 with each amendment and reference the appropriate date in Item 1 to such certifications.

In response to the Staff’s comment, we have referenced the correct disclosure dates and included the revised certifications included in our response letter dated July 6, 2009 with the appropriate dates.

In response to the Staff’s comment, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Geoffrey P. Talbot
Geoffrey P. Talbot Chief Executive Officer